

March 21, 2022

Taylor Schreiber, M.D., Ph.D.
Chief Executive Officer
Shattuck Labs, Inc.
500 W. 5th Street, Suite 1200
Austin, TX 78701

> **Re: Shattuck Labs, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 15, 2022**
> **File No. 333-263553**

Dear Dr. Schreiber:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan A. Murr, Esq.